Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
November 12, 2015	November 12, 2015

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 and 2014
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of (Loss) Earnings provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2015	2014	2015	2014

Revenues	5	$44,673	$40,770	$153,432	$172,993

Cost of sales (excludes depletion, depreciation and amortization)	6	30,545	31,973	96,195	109,970
Gross margin		14,128	8,797	57,237	63,023

Depletion, depreciation and amortization		17,716	10,588	52,388	38,692
Mine operating (loss) earnings		(3,588)	(1,791)	4,849	24,331

General and administrative expenses	7	3,878	5,270	12,446	15,183
Share-based payments		1,007	1,251	4,160	6,577
Accretion of decommissioning liabilities		177	203	566	610
Foreign exchange gain		(1,567)	(1,555)	(3,741)	(861)
Operating (loss) earnings		(7,083)	(6,960)	(8,582)	2,822

Investment and other income (loss)	8	1,570	(1,136)	2,017	12,386
Finance costs	9	(1,134)	(1,680)	(3,799)	(4,913)
(Loss) earnings before income taxes		(6,647)	(9,776)	(10,364)	10,295

Income taxes
Current income tax expense		129	370	1,541	6,739
Deferred income tax (recovery) expense		(4,996)	304	(6,442)	436
		(4,867)	674	(4,901)	7,175

Net (loss) earnings for the period		$(1,780)	$(10,450)	$(5,463)	$3,120

(Loss) earnings per common share
Basic	10	$(0.01)	$(0.09)	$(0.05)	$0.03
Diluted	10	$(0.01)	$(0.09)	$(0.05)	$0.03

Weighted average shares outstanding
Basic	10	122,237,619	117,511,442	120,326,999	117,410,682
Diluted	10	122,237,619	117,511,442	120,326,999	117,566,073

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 and 2014
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Comprehensive (Loss) Income provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Net (loss) earnings for the period	$(1,780)	$(10,450)	$(5,463)	$3,120

Other comprehensive loss
Items that may be subsequently reclassified to profit or loss:
Unrealized loss on fair value of available for sale investments	-	-	-	(312)
Reclassification of impairment on available for sale investments	-	-	-	275

Other comprehensive loss	-	-	-	(37)

Total comprehensive (loss) income for the period	$(1,780)	$(10,450)	$(5,463)	$3,083

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 and 2014
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2015	2014	2015	2014

Operating Activities
Net (loss) earnings for the period		$(1,780)	$(10,450)	$(5,463)	$3,120
Adjustments for:
Depletion, depreciation and amortization		17,905	15,263	52,947	43,712
Share-based payments		1,007	1,251	4,160	6,577
Income tax (recovery) expense		(4,867)	674	(4,901)	7,175
Finance costs	9	1,134	1,680	3,799	4,913
Other	22	(4,963)	566	(8,344)	(12,180)
Operating cash flows before movements in working capital and taxes		8,436	8,984	42,198	53,317
Net change in non-cash working capital items	22	2,430	(1,552)	648	10,699
Income taxes paid		-	(2,458)	(4,380)	(12,242)
Cash generated by operating activities		10,866	4,974	38,466	51,774

Investing Activities
Expenditures on mining interests		(9,497)	(16,911)	(32,765)	(53,879)
Acquisition of property, plant and equipment		(3,891)	(9,344)	(11,634)	(24,621)
Deposits applied (paid) for the acquisition of non-current assets		598	(558)	(48)	(2,395)
Cash (paid) received on settlement of derivatives		-	(495)	396	447
Cash used in investing activities		(12,790)	(27,308)	(44,051)	(80,448)

Financing Activities
Proceeds from private placement, net of share issue costs	20(a)	-	-	22,968	-
Proceeds from prepayment facility	18	-	-	-	30,000
Repayment of prepayment facilities		(5,744)	(4,205)	(17,697)	(9,143)
Proceeds from sale-and-leasebacks		-	337	-	4,042
Repayment of lease obligations		(2,608)	(3,820)	(9,333)	(12,189)
Finance costs paid		(917)	(1,357)	(3,037)	(4,021)
Proceeds from exercise of stock options		-	34	-	972
Shares repurchased and cancelled	20(c)	-	(171)	-	(540)
Cash (used in) provided by financing activities		(9,269)	(9,182)	(7,099)	9,121

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(444)	(449)	(1,556)	(483)
Decrease in cash and cash equivalents		(11,193)	(31,516)	(12,684)	(19,553)
Cash and cash equivalents, beginning of period		37,742	66,694	40,345	54,765
Cash and cash equivalents, end of period		$26,105	$34,729	$26,105	$34,729

Cash		$15,550	$32,941	$15,550	$32,941
Short-term investments		10,555	1,788	10,555	1,788
Cash and cash equivalents, end of period		$26,105	$34,729	$26,105	$34,729

Supplemental cash flow information	22

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2015 AND DECEMBER 31, 2014
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	September 30, 2015	December 31, 2014
Assets

Current assets
Cash and cash equivalents		$26,105	$40,345
Trade and other receivables	11	13,545	13,561
Inventories	12	15,794	17,649
Other financial assets	13	2,268	2,460
Prepaid expenses and other		2,785	1,337
Total current assets		60,497	75,352

Non-current assets
Mining interests	14	428,524	422,663
Property, plant and equipment	15	255,658	267,038
Deposits on non-current assets		2,859	2,917
Other investments	16	2,937	3,372

Total assets		$750,475	$771,342

Liabilities and Equity

Current liabilities
Trade and other payables	17	$39,988	$40,360
Current portion of prepayment facilities	18	21,053	26,329
Current portion of lease obligations	19	9,937	11,428
Income taxes payable		2,513	105
Total current liabilities		73,491	78,222

Non-current liabilities
Prepayment facilities	18	13,604	29,647
Lease obligations	19	9,202	15,455
Decommissioning liabilities		13,973	15,484
Other liabilities		1,336	1,740
Deferred tax liabilities		96,226	110,261
Total liabilities		207,832	250,809

Equity
Share capital		454,001	430,588
Equity reserves		57,500	53,340
Retained earnings		31,142	36,605
Total equity		542,643	520,533

Total liabilities and equity		$750,475	$771,342

Commitments (Note 14, Note 21(c); Contingencies (Note 23); Subsequent events (Note 24))

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 and 2014
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings.

	Share Capital		Equity Reserves
	Shares	Amount	Share-based payments(a)	Available for sale revaluation(b)	Foreign currency translation	Total equity reserves	Retained earnings	Total equity
Balance at December 31, 2013	117,024,840	$425,707	$47,069	$(218)	$(308)	$46,543	$98,495	$570,745
Net earnings	-	-	-	-	-	-	3,120	3,120
Other comprehensive loss	-	-	-	(37)	-	(37)	-	(37)
Total comprehensive income	-	-	-	(37)	-	(37)	3,120	3,083
Share-based payments	-	-	6,577	-	-	6,577	-	6,577
Shares issued for:
Exercise of options	230,000	972	-	-	-	-	-	972
Acquisition of mining interests (Note 14(c))	337,300	3,220	-	-	-	-	-	3,220
Shares repurchased and cancelled (Note 20(c))	(60,000)	(220)	-	-	-	-	(320)	(540)
Transfer of equity reserve upon exercise of options	-	487	(487)	-	-	(487)	-	-
Balance at September 30, 2014	117,532,140	$430,166	$53,159	$(255)	$(308)	$52,596	$101,295	$584,057

Balance at December 31, 2014	117,594,640	$430,588	$53,648	$-	$(308)	$53,340	$36,605	$520,533
Net loss and total comprehensive loss	-	-	-	-	-	-	(5,463)	(5,463)
Share-based payments	-	-	4,160	-	-	4,160	-	4,160
Shares issued for:
Private placement (Note 20(a))	4,620,000	22,968	-	-	-	-	-	22,968
Acquisition of mining interests (Note 20(c))	173,519	500	-	-	-	-	-	500
Shares cancelled	(3,844)	(55)	-	-	-	-	-	(55)
Balance at September 30, 2015	122,384,315	$454,001	$57,808	$-	$(308)	$57,500	$31,142	$542,643

(a)	Share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company.
(b)	The available for sale revaluation reserve principally records the fair value gains or losses related to available-for-sale financial instruments, net of amount reclassed as impairment.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company presently owns and operates six producing silver mines: the La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine, La Guitarra Silver Mine and the newly acquired Santa Elena Mine (see Note 24).

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2014. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2014, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 21(a)), marketable securities (Note 13) and the prepayment facilities (Note 18). All dollar amounts presented are in United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

3.	ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2014.

Significant Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015, the Company applied the critical judgements and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2014.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Second Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

3.	ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES (continued)

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2015

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

4.	SEGMENTED INFORMATION

For the period ended September 30, 2015, the Company had seven reporting segments, including five operating segments located in Mexico, one retail market segment in Canada and one silver trading segment in Europe. Others consists primarily of the Company’s other development and exploration properties (Note 14) not considered segments, other investments (Note 16), prepayment facilities (Note 18), corporate and intercompany eliminations.

All of the Company’s operations are within the mining industry and its major products are silver doré, silver-lead and silver-zinc concentrates. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;
•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•	for which discrete financial information is available.

Management evaluates segment performance based on mine operating earnings as other expenses are not allocated to the segments.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4.	SEGMENTED INFORMATION (continued)

	Three Months Ended September 30, 2015					At September 30, 2015
	Revenue	Cost of sales(1)	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
La Encantada	$9,847	$8,317	$7,200	$(5,670)	$3,327	$135,691	$44,170
La Parrilla	8,781	7,624	4,043	(2,886)	3,699	194,738	33,258
Del Toro	9,512	6,425	2,718	369	3,378	189,330	27,630
San Martin	11,309	5,539	1,947	3,823	2,232	88,287	26,937
La Guitarra	5,234	2,588	1,701	945	2,011	81,309	10,285
Canada
Coins and Bullion Sales	222	256	-	(34)	-	279	11
Europe
Silver Sales	22,329	22,321	-	8	-	8,091	644
Others	(22,561)	(22,525)	107	(143)	343	52,749	64,897
Consolidated	$44,673	$30,545	$17,716	$(3,588)	$14,990	$750,475	$207,832

	Nine Months Ended September 30, 2015					At September 30, 2015
	Revenue	Cost of sales(1)	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
La Encantada	$29,598	$24,956	$18,817	$(14,175)	$11,291	$135,691	$44,170
La Parrilla	33,662	24,723	12,813	(3,874)	12,048	194,738	33,258
Del Toro	41,832	22,415	9,265	10,152	10,498	189,330	27,630
San Martin	35,153	16,490	6,116	12,547	7,160	88,287	26,937
La Guitarra	13,076	7,458	5,061	557	5,750	81,309	10,285
Canada
Coins and Bullion Sales	389	487	-	(98)	-	279	11
Europe
Silver Sales	70,869	70,844	-	25	-	8,091	644
Others	(71,147)	(71,178)	316	(285)	1,367	52,749	64,897
Consolidated	$153,432	$96,195	$52,388	$4,849	$48,114	$750,475	$207,832

	Three Months Ended September 30, 2014					At December 31, 2014
	Revenue	Cost of sales(1)	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
La Encantada	$17,383	$11,237	$1,972	$4,174	$5,237	$141,145	$63,730
La Parrilla	17,929	9,632	3,602	4,695	8,867	198,295	28,172
Del Toro	10,584	13,489	2,739	(5,644)	8,222	205,863	35,297
San Martin	11,639	6,778	895	3,966	3,099	94,188	31,516
La Guitarra	3,409	2,292	1,066	51	3,184	108,641	31,845
Canada
Coins and Bullion Sales	137	155	-	(18)	-	259	15
Europe
Silver Sales	11,998	13,384	-	(1,386)	-	6,283	935
Others	(32,309)	(24,994)	314	(7,629)	1,325	16,668	59,299
Consolidated	$40,770	$31,973	$10,588	$(1,791)	$29,934	$771,342	$250,809

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4.	SEGMENTED INFORMATION (continued)

	Nine Months Ended September 30, 2014					At December 31, 2014
	Revenue	Cost of sales(1)	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
La Encantada	$63,821	$33,763	$8,294	$21,764	$17,857	$141,145	$63,730
La Parrilla	56,170	26,964	12,398	16,808	18,966	198,295	28,172
Del Toro	38,935	36,129	9,136	(6,330)	23,000	205,863	35,297
San Martin	29,606	17,107	3,918	8,581	13,429	94,188	31,516
La Guitarra	11,263	7,071	4,577	(385)	12,921	108,641	31,845
Canada
Coins and Bullion Sales	677	755	-	(78)	1	259	15
Europe
Silver Sales	75,717	84,316	-	(8,599)	-	6,283	935
Others	(103,196)	(96,135)	369	(7,430)	2,966	16,668	59,299
Consolidated	$172,993	$109,970	$38,692	$24,331	$89,140	$771,342	$250,809

(1)	Cost of sales excludes depletion, depreciation and amortization

During the nine months ended September 30, 2015, the Company had four (2014 – four) major customers that account for 100% of its doré and concentrate sales revenue. The Company had three customers that accounted for 55%, 21%, and 18% of total revenue in the nine months ended September 30, 2015, and four customers that accounted for 50%, 20%, 16%, and 11% of total revenue in the nine months ended September 30, 2014.

5.	REVENUES

Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs. Precious metals contained in doré sold are priced on delivery to the customer. Metals in concentrate sold are provisionally priced on delivery and settled based on market price at a predetermined future date, typically one month after delivery.

Revenues for the period are summarized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Gross revenue from payable metals:
Silver	$37,072	$32,120	$126,541	$148,987
Gold	4,699	3,122	11,703	10,504
Lead	6,810	8,948	25,957	24,494
Zinc	2,327	2,741	10,735	6,943
Other	-	96	-	202
Gross revenue	$50,908	$47,027	$174,936	$191,130
Less: smelting and refining costs	(6,235)	(6,257)	(21,504)	(18,137)
Revenues	$44,673	$40,770	$153,432	$172,993
Silver as % of gross revenue	73%	68%	72%	78%

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

6.	COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Production costs	$28,218	$33,750	$88,850	$102,463
Inventory changes	418	(4,218)	1,462	(1,461)
Cost of goods sold	$28,636	$29,532	$90,312	$101,002
Transportation and other selling costs	1,204	1,630	3,921	4,861
Workers participation costs	128	281	470	2,146
Environmental duties and royalties	217	349	855	1,203
Other costs	360	181	637	758
	$30,545	$31,973	$96,195	$109,970

7.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Corporate administration	$961	$1,020	$2,855	$3,790
Salaries and benefits	1,924	2,631	6,217	6,983
Audit, legal and professional fees	589	944	2,009	2,783
Filing and listing fees	38	289	250	525
Directors fees and expenses	177	210	556	581
Depreciation	189	176	559	521
	$3,878	$5,270	$12,446	$15,183

8.	INVESTMENT AND OTHER (LOSS) INCOME

The Company’s investment and other (loss) income are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Gain (loss) from fair value adjustment of prepayment facilities (Note 18)	$1,839	$1,134	$2,062	$(1,222)
(Loss) gain from investment in derivatives (a)	-	(1,431)	396	(329)
Loss from investment in marketable securities	(200)	(636)	(192)	(277)
Equity loss on investment in associates (Note 16)	(66)	-	(435)	-
Interest income and other (expenses)	(3)	(203)	186	225
Gain from First Silver litigation (b)	-	-	-	14,127
Write-down of marketable securities	-	-	-	(275)
Gain from value-added tax settlement	-	-	-	137
	$1,570	$(1,136)	$2,017	$12,386

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

8.	INVESTMENT AND OTHER (LOSS) INCOME (continued)

(a)	(Loss) Gain from Investment in Derivatives

From time to time, the Company purchases long positions on silver futures or sells call options on silver futures for investment purposes. During the nine months ended September 30, 2015, the Company recorded a gain of $0.4 million (2014 – loss of $0.3 million) in relation to its investment in silver futures.

The Company had no investments in silver futures during the three months ended September 30, 2015. During the three months ended September 30, 2014, the Company recorded a loss on investment in derivatives of $1.4 million related to silver futures.

(b)	Gain from First Silver Litigation

In June 2014, the Company recognized a $14.1 million deferred litigation gain as other income, after the defendant’s appeal was dismissed by the Court of Appeal. See Note 23 for further details related to the First Silver Litigation.

9.	FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s prepayment facilities and finance leases. The Company’s finance costs in the period are summarized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Prepayment facilities	$716	$1,075	$2,445	$2,882
Finance leases	330	501	1,117	1,762
Silver sales and other	88	104	237	269
	$1,134	$1,680	$3,799	$4,913

10.	EARNINGS PER SHARE

Basic net income per share is the net income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net income per share adjusts basic net income per share for the effects of dilutive potential common shares.

The calculations of basic and diluted earnings per share for the three and nine months ended September 30, 2015 and 2014 are based on the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net (loss) earnings for the period	$(1,780)	$(10,450)	$(5,463)	$3,120

Weighted average number of shares on issue - basic	122,237,619	117,511,442	120,326,999	117,410,682
Adjustment for stock options	-	-	-	155,391
Weighted average number of shares on issue - diluted(1)	122,237,619	117,511,442	120,326,999	117,566,073

(Loss) earnings per share - basic	$(0.01)	$(0.09)	$(0.05)	$0.03
(Loss) earnings per share - diluted	$(0.01)	$(0.09)	$(0.05)	$0.03

(1)	Diluted weighted average number of shares excludes 8,382,013 (2014 – 6,710,958) options that were anti-dilutive for the three and nine months ended September 30, 2015.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

11.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	September 30, 2015	December 31, 2014
Trade receivables	$4,085	$5,399
Value added taxes and other taxes receivable	7,791	7,263
Other	1,669	899
	$13,545	$13,561

During the nine months ended September 30, 2015, the Company advanced $0.5 million to First Mining Finance Corp. (“First Mining”), a related party. As at September 30, 2015, other receivables include a total amount of $1.1 million (2014 - $0.5 million) receivable from First Mining, which is repayable on demand and bears an interest rate of 9% per annum.

12.	INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of cost and net realizable value. Inventories of the Company are comprised of:

	September 30, 2015	December 31, 2014
Finished goods - doré and concentrates	$522	$990
Work-in-process	515	949
Stockpile	117	487
Silver coins and bullion	76	218
Materials and supplies	14,564	15,005
	$15,794	$17,649

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at September 30, 2015, mineral inventories, which consist of stockpile, work-in-process and finished goods, include a $0.3 million (2014 - $5.3 million) write-down which was recognized in cost of sales during the period.

13.	OTHER FINANCIAL ASSETS

Other financial assets are entirely attributed to the Company’s investment in marketable securities. As at September 30, 2015, the Company held 400,000 units of Sprott Physical Silver Trust (PSLV) with a fair value of $2.3 million (December 31, 2014 - $2.5 million), which were acquired at a cost of $5.3 million. These trust units are classified as fair value through profit or loss (“FVTPL”) marketable securities, with changes in fair value recorded through profit or loss. During the three and nine months ended September 30, 2015, the Company recognized an unrealized loss of $0.2 million (2014 – loss of $0.6 million) and $0.2 million (2014 – loss of $0.3 million), respectively, related to its FVTPL marketable securities.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

14.	MINING INTERESTS

Mining interests primarily consist of acquisition, exploration, development and field support costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

The Company’s mining interests are comprised of the following:

	September 30, 2015	December 31, 2014
Producing properties	$331,314	$276,399
Exploration properties (non-depletable)	97,210	146,264
	$428,524	$422,663

Producing properties are allocated as follows:

Producing properties	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2013	$59,185	$110,655	$31,167	$58,228	$58,774	$318,009
Additions	12,602	13,901	17,659	7,770	7,367	59,299
Change in decommissioning liabilities	1,292	1,003	398	1,083	118	3,894
Transfer (to) from exploration properties	(588)	-	12,689	246	-	12,347
At December 31, 2014	$72,491	$125,559	$61,913	$67,327	$66,259	$393,549
Additions	4,380	7,623	6,845	4,126	4,731	27,705
Transfer from exploration properties	4,177	7,656	17,606	7,588	17,397	54,424
At September 30, 2015	$81,048	$140,838	$86,364	$79,041	$88,387	$475,678

Accumulated depletion and impairment
At December 31, 2013	$(10,285)	$(15,227)	$(1,224)	$(17,704)	$(5,892)	$(50,332)
Depletion and amortization	(4,264)	(9,589)	(5,036)	(2,772)	(4,172)	(25,833)
Impairment	-	-	(6,142)	(10,211)	(24,632)	(40,985)
At December 31, 2014	$(14,549)	$(24,816)	$(12,402)	$(30,687)	$(34,696)	$(117,150)
Depletion and amortization	(10,683)	(5,550)	(4,651)	(2,220)	(4,110)	(27,214)
At September 30, 2015	$(25,232)	$(30,366)	$(17,053)	$(32,907)	$(38,806)	$(144,364)

Carrying values
At December 31, 2014	$57,942	$100,743	$49,511	$36,640	$31,563	$276,399
At September 30, 2015	$55,816	$110,472	$69,311	$46,134	$49,581	$331,314

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

14.	MINING INTERESTS (continued)

Exploration properties are allocated as follows:

Exploration properties	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2013	$4,793	$12,325	$50,146	$18,660	$55,559	$39,280	$180,763
Additions	2,964	2,936	2,242	1,002	6,467	1,791	17,402
Change in decommissioning liabilities	-	-	-	-	-	54	54
Impairment	-	-	(4,389)	(4,241)	(27,232)	-	(35,862)
Disposition (d)	-	-	-	-	-	(3,746)	(3,746)
Transfer from (to) producing properties	588	-	(12,689)	(246)	-	-	(12,347)
At December 31, 2014	$8,345	$15,261	$35,310	$15,175	$34,794	$37,379	$146,264
Exploration and evaluation expenditures	1,586	943	1,305	277	452	807	5,370
Transfer to producing properties	(4,177)	(7,656)	(17,606)	(7,588)	(17,397)	-	(54,424)
At September 30, 2015	$5,754	$8,548	$19,009	$7,864	$17,849	$38,186	$97,210

(a)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine has a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, a mine within the La Parrilla mining complex, with a maximum cumulative payable of $2.5 million. During the nine months ended September 30, 2015, the Company paid royalties of $0.2 million (2014 - $0.2 million), respectively. As at September 30, 2015, total royalties paid to date for the Quebradillas NSR is $2.3 million (December 31, 2014 - $2.2 million).

(b)	Del Toro Silver Mine, Zacatecas State

In 2013, the Company entered into several option agreements to acquire six mineral properties adjacent to the Del Toro Silver Mine, consisting of 492 hectares of mineral rights. If fully exercised, total option payments will amount to $3.3 million, of which $1.7 million have been paid, $1.2 million is due in 2015, $0.2 million is due in 2016 and $0.2 million is due in 2017.

(c)	La Guitarra Silver Mine, State of Mexico

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Silver Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at September 30, 2015, the Company has paid the $0.2 million and issued $3.7 million in common shares. The remaining balance of $1.5 million in common shares will be issued in three equal annual payments based on the Company’s volume weighted average market price at the time of the payments.

(d)	Other Properties

On July 1, 2014, First Majestic divested its subsidiary, Minera Terra Plata, S.A. de C.V., and its group of exploration properties, which had a carrying value of $3.7 million, to Sundance Minerals Ltd. (“Sundance”) (see Note 16).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15.	PROPERTY, PLANT AND EQUIPMENT

The majority of the Company’s property, plant and equipment are used in the Company’s five operating mine segments. Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment(2)	Assets under Construction	Other	Total
Cost
At December 31, 2013	$83,767	$215,296	$52,212	$9,965	$361,240
Additions	13,190	17,129	4,452	2,043	36,814
Transfers and disposals(3)	23,678	5,892	(35,458)	(372)	(6,260)
At December 31, 2014	$120,635	$238,317	$21,206	$11,636	$391,794
Additions	338	3,448	10,963	290	15,039
Transfers and disposals	5,066	7,629	(13,725)	193	(837)
At September 30, 2015	$126,039	$249,394	$18,444	$12,119	$405,996

Accumulated depreciation, amortization and impairment
At December 31, 2013	$(13,918)	$(50,879)	$-	$(5,117)	$(69,914)
Depreciation and amortization	(5,878)	(28,188)	-	(1,748)	(35,814)
Transfers and disposals	37	5,587	-	451	6,075
Impairment	(9,815)	(15,152)	-	(136)	(25,103)
At December 31, 2014	$(29,574)	$(88,632)	$-	$(6,550)	$(124,756)
Depreciation and amortization	(3,779)	(20,970)	-	(1,131)	(25,880)
Transfers and disposals	8	268	-	22	298
At September 30, 2015	$(33,345)	$(109,334)	$-	$(7,659)	$(150,338)

Carrying values
At December 31, 2014	$91,061	$149,685	$21,206	$5,086	$267,038
At September 30, 2015	$92,694	$140,060	$18,444	$4,460	$255,658
(1)	Included in land and buildings is $8.2 million (December 31, 2014 - $6.7 million) of land which is not subject to depreciation.
(2)	Included in property, plant and equipment is $26.7 million (December 31, 2014 - $47.4 million) of equipment under finance lease (Note 19).
(3)	On January 1, 2014, the commissioning of the 1,000 tpd cyanidation plant at the Del Toro mine was completed as operating levels intended by management have been reached. Accordingly, costs associated with the plant were transferred from assets under construction to buildings, machinery and equipment, with depreciation commencing effective January 1, 2014.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2013	$90,087	$92,013	$101,876	$41,131	$17,973	$18,160	$361,240
Additions	12,069	5,019	10,167	5,787	1,977	1,795	36,814
Transfers and disposals	(1,797)	(4,160)	1,286	(2,433)	782	62	(6,260)
At December 31, 2014	$100,359	$92,872	$113,329	$44,485	$20,732	$20,017	$391,794
Additions	5,325	3,482	2,348	2,757	567	560	15,039
Transfers and disposals	1,615	(800)	(577)	(1,309)	210	24	(837)
At September 30, 2015	$107,299	$95,554	$115,100	$45,933	$21,509	$20,601	$405,996

Accumulated depreciation and amortization and impairment
At December 31, 2013	$(27,842)	$(23,571)	$(3,858)	$(9,549)	$(2,372)	$(2,722)	$(69,914)
Depreciation and amortization	(10,119)	(8,107)	(8,947)	(4,722)	(2,512)	(1,407)	(35,814)
Transfers and disposals	1,022	3,136	(860)	3,173	(380)	(16)	6,075
Impairment	-	-	(11,019)	(7,292)	(6,792)	-	(25,103)
At December 31, 2014	$(36,939)	$(28,542)	$(24,684)	$(18,390)	$(12,056)	$(4,145)	$(124,756)
Depreciation and amortization	(8,135)	(7,293)	(4,615)	(3,895)	(951)	(991)	(25,880)
Transfers and disposals	(201)	128	(103)	637	(150)	(13)	298
At September 30, 2015	$(45,275)	$(35,707)	$(29,402)	$(21,648)	$(13,157)	$(5,149)	$(150,338)

Carrying values
At December 31, 2014	$63,420	$64,330	$88,645	$26,095	$8,676	$15,872	$267,038
At September 30, 2015	$62,024	$59,847	$85,698	$24,285	$8,352	$15,452	$255,658

16.	OTHER INVESTMENTS

As at December 31, 2014, the Company held a 31.7% interest in Sundance, a privately held exploration company. During the three and nine months ended September 30, 2015, as part of a plan of arrangement, Sundance closed a private placement of CAD$5.0 million in March 2015 and completed the reverse takeover (“RTO”) of Albion Petroleum Ltd. Concurrent with the RTO, subscription receipts of CAD$2.7 million were converted into shares of Sundance. Following the RTO, Sundance changed its name to First Mining Finance Corp. and is listed on the TSX Venture Exchange under the symbol “FF”.

As a result of the aforementioned transactions, First Majestic’s holding in Sundance was converted on a 1:1 basis into common shares of First Mining, equivalent to 19.7% of the issued and outstanding shares of First Mining. During the nine months ended September 30, 2015, the Company recognized a gain of $0.1 million in relation to dilution of its investment in First Mining from 31.7% to 19.7%.

Due to certain common directors and a common officer, the Company’s investment in First Mining is accounted for as an investment in associate. During the three and nine months ended September 30, 2015, the Company’s share of First Mining’s net loss was $0.1 million (2014 - $nil) and $0.4 million (2014 - $nil), respectively.

As at September 30, 2015, the Company’s investment in First Mining has a carrying value of $2.9 million and a market value of $5.5 million based on Level 1 fair value measurement.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

17.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade and other payables are comprised of the following items:

	September 30, 2015	December 31, 2014
Trade payables	$25,157	$25,948
Accrued liabilities	14,831	14,412
	$39,988	$40,360

18.	PREPAYMENT FACILITIES

The Company occasionally enters into prepayment facilities to fund its cash requirements. Under the prepayment facility agreements, the Company receives advance payment by forward selling a pre-determined amounts of its lead and zinc concentrate production.

The prepayment facilities are classified as FVTPL financial liabilities and are recorded at fair market value, based on the forward market price of lead and zinc and discounted at effective interest rates between 6.0% to 6.7%. Fair value adjustment gains or losses are recorded as other income. During the three and nine months ended September 30, 2015, the Company has realized a gain of $1.8 million (2014 – gain of $1.1 million) and a gain of $2.1 million (2014 – loss of $1.2 million), respectively, on fair value adjustments of the prepayment facilities and associated call options.

To mitigate potential exposure to future price increases in lead and zinc, the Company has entered into an agreement with the same lender to purchase call options on lead and zinc futures equivalent to a portion of its production to be delivered under the terms of the prepayment facility agreements. The call options are classified as FVTPL financial assets and recorded at fair market value based on quoted market prices, presented on the statements of financial position on an offsetting basis with the prepayment facilities.

The Company’s prepayment facilities are comprised of:

Metal	Agreement Date	Advance Amount	Interest Rate	Maturity Date	Contract Quantity (MT)	Remaining Quantity (MT)	September 30, 2015	December 31, 2014
Lead	Dec 2012	$24,684	4.34%	Jun 2016	12,158	3,521	$6,414	$13,189
Lead	Apr 2014	$30,000	4.05%	Sept 2017	15,911	13,467	21,176	26,356
Zinc	Dec 2012	$25,316	4.34%	Jun 2016	13,176	3,854	7,067	16,431
							$34,657	$55,976
Remaining repayments
Less than one year							$28,476	$29,389
One to three years							17,541	37,230
Gross value of remaining repayments							46,017	66,619
Cumulative mark-to-market adjustment of remaining repayments, including call options							(8,994)	(5,834)
Adjusted value of remaining repayments							37,023	60,785
Less: future finance charges							(2,366)	(4,809)
							$34,657	$55,976
Statements of Financial Position Presentation
Current portion of prepayment facilities							$21,053	$26,329
Non-current portion of prepayment facilities							13,604	29,647
							$34,657	$55,976

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19.	LEASE OBLIGATIONS

The Company has finance leases for various mine and plant equipment. These leases have terms of 36 to 60 months with interest rates ranging from 4.8% to 8.0%. Assets under finance leases are pledged as security against lease obligations.

The following is a schedule of future minimum lease payments due under the Company’s finance lease contracts:

	September 30, 2015	December 31, 2014
Less than one year	$10,945	$12,883
More than one year but not more than five years	9,693	16,547
Gross payments	20,638	29,430
Less: future finance charges	(1,499)	(2,547)
Present value of minimum lease payments	$19,139	$26,883
Statement of Financial Position Presentation
Current portion of lease obligations	$9,937	$11,428
Non-current portion of lease obligations	9,202	15,455
Present value of minimum lease payments	$19,139	$26,883

20.	SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is summarized in the Condensed Interim Consolidated Statements of Changes in Equity.

In April 2015, the Company closed a private placement by issuing an aggregate of 4,620,000 common shares at a price of CAD$6.50 per common share for gross proceeds of $24.5 million (CAD$30.0 million), or net proceeds of $23.0 million (CAD$28.1 million) after share issuance costs.

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20.	SHARE CAPITAL (continued)

(b)	Stock options (continued)

The following table summarizes information about stock options outstanding as at September 30, 2015:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Weighted Average Remaining Life (Years)
5.01 - 10.00	2,545,055	6.19	4.30	-	-	-
10.01 - 15.00	2,839,842	10.97	2.88	1,496,785	11.18	2.43
15.01 - 20.00	1,355,900	16.71	1.21	1,355,900	16.71	1.21
20.01 - 22.45	1,641,216	21.62	2.21	1,641,216	21.62	2.21
	8,382,013	12.53	2.91	4,493,901	16.66	1.99

The movements in stock options issued during the nine months ended September 30, 2015 and the year ended December 31, 2014 are summarized as follows:

	Nine Months Ended September 30, 2015		Year Ended December 31, 2014
	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Number of Options	Weighted Average Exercise Price (CAD$/Share)
Balance, beginning of the period	6,084,458	15.24	5,208,520	16.85
Granted	2,574,555	6.20	2,549,142	10.57
Exercised	-	-	(372,500)	4.29
Cancelled or expired	(277,000)	13.08	(1,300,704)	15.67
Balance, end of the period	8,382,013	12.53	6,084,458	15.24

During the nine months ended September 30, 2015, the aggregate fair value of stock options granted was CAD$5.2 million (December 31, 2014 – CAD$8.4 million), or a weighted average fair value of CAD$2.02 per stock option granted (December 31, 2014 – CAD$3.30).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

Assumption	Based on	Nine Months Ended September 30, 2015	Year Ended December 31, 2014
Risk-free interest rate (%)	Yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life	1.09	1.44
Expected life (years)	Average of the expected vesting term and expiry term of the option	3.38	3.38
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	44.06	41.20
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	0.00	0.00

The weighted average closing share price at date of exercise for the year ended December 31, 2014 was CAD$8.85. No options were exercised in the nine months ended September 30, 2015.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20.	SHARE CAPITAL (continued)

(c)	Share repurchase program

The Company has an ongoing share repurchase program to repurchase up to 5,879,732 of its common shares, which represents approximately 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange. No shares were repurchased during the three and nine months ended September 30, 2015. During the nine months ended September 30, 2014, the Company repurchased and cancelled 60,000 shares for a total consideration of $0.5 million.

21.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the condensed interim consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3:	Inputs which have a significant effect on the fair value are not based on observable market data.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Cash equivalents (short-term investments)	Assumed to approximate carrying value
Trade receivables (related to concentrate sales)	Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)
Marketable securities Silver futures derivatives Foreign exchange derivatives	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Prepayment facilities	Based on observable forward price curve of lead and zinc per London Metal Exchange (Level 2). Related call options are valued based on unadjusted quoted prices for identical assets in an active market (Level 1) as at the date of statements of financial position

Financial Instruments Measured at Amortized Costs	Valuation Method
Cash and cash equivalents Trade and other receivables Trade and other payables	Approximated carrying value due to their short-term nature
Finance leases	Assumed to approximate carrying value

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a)	Fair value and categories of financial instruments (continued)

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	September 30, 2015			December 31, 2014
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$3,642	$-	$3,642	$4,741	$-	$4,741
Marketable securities	2,268	2,268	-	2,460	2,460	-
Financial liabilities
Prepayment facilities	$34,657	$(339)	$34,996	$55,976	$(1,132)	$57,108

There were no transfers between levels 1, 2 and 3 during the nine months ended September 30, 2015 and year ended December 31, 2014.

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders. The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2014.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings), prepayment facilities, lease obligations, net of cash and cash equivalents as follows:

	September 30, 2015	December 31, 2014
Equity	$542,643	$520,533
Prepayment facilities	34,657	55,976
Lease obligations	19,139	26,883
Less: cash and cash equivalents	(26,105)	(40,345)
	$570,334	$563,047

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the prepayment facility agreements. As at September 30, 2015 and December 31, 2014, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management

There are no significant changes in financial risk management compared to the Company’s consolidated financial statements for the year ended December 31, 2014, except for the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The following table summarizes the maturities of the Company’s financial liabilities and commitments based on the undiscounted contractual cash flows:

	Carrying Amount as at	Contractual	Less than	1 to 3	4 to 5	After 5
	September 30, 2015	Cash Flows	1 year	years	years	years
Trade and other payables	$39,988	$39,988	$39,988	$-	$-	$-
Prepayment facilities	34,657	46,017	28,476	17,541	-	-
Finance lease obligations	19,139	20,638	10,945	9,685	8	-
Decommissioning liabilities	13,973	15,897	-	-	-	15,897
	$107,757	$122,540	$79,409	$27,226	$8	$15,897

At September 30, 2015, the Company had a working capital deficit of $13.0 million. On October 1, 2015, the Company completed the acquisition of SilverCrest for total consideration of $104.2 million, comprising of 33,141,663 common shares of First Majestic, 2,647,147 in replacement stock options plus $9,000 in cash. The acquisition contributed approximately $29.2 million in net working capital, including $28.6 million in cash, to the Company’s financial position as at October 1, 2015.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings and other comprehensive income. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings and comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	September 30, 2015							December 31, 2014
	Cash and cash equivalents	Trade and other receivables	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$13,237	$1,165	$(1,164)	$-	$13,238	$1,324	$6,791	$679
Mexican peso	436	8,295	(17,732)	24,945	15,944	1,594	(12,430)	(1,243)
	$13,673	$9,460	$(18,896)	$24,945	$29,182	$2,918	$(5,639)	$(564)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management (continued)

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver but has forward sales agreements to sell a portion of its lead and zinc production at a fixed price (see Note 18). The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc for its lead and zinc forward sales agreements.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

	September 30, 2015
	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$459	$64	$191	$63	$777
Metals in doré and concentrates inventory	29	7	8	3	47
Prepayment facilities (Note 18)	-	-	(2,917)	(710)	(3,627)
	$488	$71	$(2,718)	$(644)	$(2,803)

	December 31, 2014
	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$969	$48	$938	$109	$2,064
Metals in doré and concentrates inventory	86	13	6	-	105
Prepayment facilities	-	-	(4,204)	(1,670)	(5,874)
	$1,055	$61	$(3,260)	$(1,561)	$(3,705)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22.	SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2015	2014	2015	2014
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:
Accretion of decommissioning liabilities		$177	$203	$566	$610
Loss (gain) from silver derivatives and marketable securities	13	200	2,067	(204)	606
(Gain) loss on fair value adjustment on prepayment facilities	18	(3,072)	(946)	(4,384)	1,128
Dilution gain on investment in associates	16	-	-	(64)	-
Equity loss on investment in associates	16	65	-	498	-
Impairment of marketable securities		-	-	-	275
Reversal of deferred litigation gain		-	-	-	(14,127)
Unrealized foreign exchange gain and other		(2,333)	(758)	(4,756)	(672)
		$(4,963)	$566	$(8,344)	$(12,180)
Net change in non-cash working capital items:
Decrease in trade and other receivables		$633	$2,304	$16	$6,362
Decrease (increase) in inventories		351	(8,929)	1,855	(6,379)
(Increase) decrease in prepaid expenses and other		(987)	(410)	(1,448)	322
(Decrease) increase in income taxes payable		(1,496)	(372)	2,065	5,221
Increase (decrease) in trade and other payables		3,929	5,855	(1,840)	5,173
		$2,430	$(1,552)	$648	$10,699
Non-cash investing and financing activities:
Assets acquired by finance lease		$-	$(2,202)	$(1,590)	$(2,202)
Settlement of other liabilities with common shares	14(c)	(500)	(500)	(500)	(500)
Acquisition of mining interests with common shares	14(c)	-	-	-	(2,820)
Transfer of share-based payments reserve upon exercise of options		-	(1)	-	487
		$(500)	$(2,703)	$(2,090)	$(5,035)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

23.	CONTINGENCIES AND OTHER MATTERS

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Mexican Federal Labour Law

In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers’ participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions as at September 30, 2015. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $60.8 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at September 30, 2015, the Company has not accrued any of the remaining $60.8 million (CAD$81.5 million) unpaid judgment in favour of the Company.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

24.	SUBSEQUENT EVENTS

The following significant events occurred subsequent to September 30, 2015:

a)	On October 1, 2015, the Company completed its plan of arrangement to acquire all of the issued and outstanding shares of SilverCrest by issuing 33,141,663 common shares of First Majestic, 2,647,147 in replacement stock options, plus paid $9,000 in cash. Based on First Majestic’s closing share price on October 1, 2015, total estimated consideration for the acquisition was $104.2 million.

With this acquisition, SilverCrest’s Santa Elena Mine will be First Majestic’s sixth producing silver mine, adding further growth potential to the Company’s portfolio of Mexican projects. It also strengthened the Company’s liquidity position by contributing approximately $29.2 million in net working capital, including $28.6 million in cash, on October 1, 2015.

The assets acquired consist primarily of mining interests and property, plant and equipment related to the Santa Elena Mine, and cash and cash equivalents. At the date of issuance of the financial statements, the initial business combination accounting for the preliminary determination of the fair value of acquired assets and assumed liabilities and any goodwill which may arise on the transaction was not complete. As a result, a preliminary purchase price allocation has not been disclosed.

b)	62,620 common shares were issued for settlement of liabilities; and
c)	220,906 options were cancelled.

Pursuant to the above subsequent events, the Company has 155,588,598 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors (see Note 25).

25.	APPROVAL OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements of First Majestic Silver Corp. for the three and nine months ended September 30, 2015 were approved and authorized for issue by the Board of Directors on November 12, 2015.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2015 Third Quarter Report	Page 26